Filed pursuant to Rule 253(g)(2)

File No. 024-11441

SUPPLEMENT NO 3. DATED AUGUST 19, 2022

TO THE

OFFERING CIRCULAR DATED MARCH 15, 2022

OF

INNOVEGA INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 15, 2022 of Innovega Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce a revised, updated end date of the Offering. The Offering is now intended to end on September 30, 2022 instead of September 23, 2022 as described in Supplement No. 2.

End of Reg A+ Offering

The Company intends to end the sale of its Series A-1 Preferred Stock on the StartEngine platform as described in the Offering Circular on September 30, 2022 (the “End Date”). No further subscriptions will be accepted on StartEngine for the Offering after the End Date. Subscriptions in the Offering will be accepted up through the End Date and processed as promptly as possible.